ELEMENTAL ROYALTY ANNOUNCES INAUGURAL DIVIDEND AND OPTION FOR QUALIFYING
REGISTERED SHAREHOLDERS TO RECEIVE TETHER GOLD

February 17, 2026 - Denver, Colorado: Elemental Royalty Corporation ("Elemental" or "the Company") (TSX-V: ELE, NASDAQ: ELE) is pleased to announce that its Board of Directors has approved an inaugural dividend policy (the "Dividend Policy"). In accordance with the Policy, Elemental expects to declare an annual cash dividend to its shareholders of US$0.12 per Elemental common share, to be paid in quarterly instalments of US$0.03 per share, with the record date for the inaugural dividend to be paid at the end of the first calendar quarter of 2026, and at the end of each calendar quarter following for subsequent dividends.

The Company is also pleased to announce that it anticipates that qualifying registered shareholders will be able to elect to receive their dividend in the form of Tether Gold XAU₮ tokens, of par value to the dividend price, thereby providing Elemental shareholders with direct ownership of physical gold through their investment in gold royalties.

Highlights

  Maiden Dividend Policy approved by the Board of Directors
  Expected annual cash dividend of US$0.12 per Elemental share, paid quarterly
  Anticipated that qualifying registered shareholders will be able to elect that their cash dividends be invested in Tether Gold's XAU₮ token
  The Dividend to shareholders is supported by Elemental's strong projected revenue and cash flow growth profile in 2026 and beyond
  Further information on how shareholders may elect to receive the dividend or dividend in kind, will be provided in due course

David M. Cole, Chief Executive Officer of Elemental Royalty, commented: "The approval of this dividend policy marks an important milestone in Elemental's strategic trajectory and reflects our confidence in the strength and momentum of the business; we believe this is the right time to introduce a sustainable, long-term, dividend. The decision to offer investors a dividend in kind, in the form of Tether Gold, further differentiates Elemental as a forward-thinking, growth-oriented investment."

Stefan Wenger, Chief Financial Officer of Elemental Royalty Corporation, commented: "Our inaugural dividend is underpinned by Elemental's strong balance sheet and future revenue outlook in the near and longer-term: as of December 31, 2025, we had approximately US$53 million of cash and no debt, providing substantial financial flexibility as we continue to invest in growth. We will continue to maintain a disciplined approach to capital allocation, balancing returning capital to shareholders through a progressive dividend which we intend to maintain, or even increase, without compromising on our strategy of accretive growth through the acquisition and generation of precious metals streams and royalties."

Juan Sartori, Executive Chairman of Elemental Royalty Corporation, commented: "We believe the initiation of this dividend policy is a world first for a royalty company: we anticipate enabling qualifying shareholders to elect to have their cash dividend invested in the purchase of the Tether XAU₮ token, thereby facilitating for shareholders greater exposure to physical gold through Tether Gold's stablecoin and retaining real long-term value storage via a practical mechanism for gold-denominated investment returns."

Dividend policy

This inaugural Dividend Policy is a direct reflection of the Company's disciplined approach to balancing strategic growth investments with direct shareholder returns. The Elemental portfolio has proven to be a solid, high-margin, strong-cash-generating foundation from which we anticipate continued growth in asset values and revenue, through a pipeline of near-term development assets, in addition to expansions at producing assets, thereby providing us with the financial strength to return capital to our shareholders through meaningful dividends. The Company anticipates that qualifying registered shareholders will be able to elect to direct their cash dividend to be invested in the purchase of Tether Gold's XAU₮ token.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Subsequent Announcement

The Company plans to notify shareholders of the formal declaration of the dividend and record date in a subsequent news release. The Company also expects that such news release will contain instructions as to how certain registered shareholders may elect to direct their cash dividend to be invested in the purchase of the Tether XAU₮ token.

Based on the Company's closing share price of US$21.05 per share on the NASDAQ, on February 13, 2026, the quarterly dividend the Company expects to declare implies a forward annualized dividend yield of 0.6%.  Based on 63.9 million shares outstanding as of February 13, 2026, the total dividend anticipated to be paid in respect of the first calendar quarter of 2026 is expected to be approximately US$1.9 million.

Tether Gold XAU₮

Tether Gold (XAU₮) is a stablecoin that provides ownership on a 1:1 basis of one fine troy ounce of gold on a physical gold bar that meets the Good Delivery standard of the London Bullion Market Association (LBMA).

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

(TSX.V: ELE) (NASDAQ: ELE) | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange and on NASDAQ under the ticker Symbol "ELE".

Information Regarding Tether Gold XAUT

This news release includes information relating to Tether Gold XAU₮. This information was derived from, and Elemental has relied on, without independent verification, publicly available documents, as well as certain other third-party sources, with respect to such information. Elemental has not independently verified, and does not assume, any responsibility for the accuracy or completeness of the information contained in any such documents or provided by any such third-party sources or for any events that may have occurred or that may affect the accuracy of any such information.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

This news release also contains "financial outlook" as defined under applicable Canadian securities laws, which management has approved as of the date hereof. The purpose of the financial outlook is to explain to readers the Company's reasons for initiating the payment of dividends to its shareholders at the end of the first quarter of 2026 and thereafter, and therefore this information may not be appropriate for other purposes.

Forward-looking statements and information contained in this news release include:  Elemental's  expectation that it will declare an annual cash dividend to its shareholders  of US$0.12 per Elemental common share; the expected quarterly dividend payment of US$0.03 per share; the record date for dividends; the frequency and amount of subsequent dividends; the anticipation that certain qualifying registered shareholders will be able to use cash dividends to invest in the purchase of the Tether Gold XAU₮ token, including whether or not registered shareholders in any particular jurisdiction (including the United States) will be qualified under applicable regulatory requirements of such jurisdiction to make an election to so use their cash dividends; the benefits of holding Tether Gold XAU₮ token; near-term catalysts for growth and anticipated continuing growth, including in its net asset value and revenues; the expectation that the dividend will be maintained or increased over time; the strong projected revenue growth profile of the Company in 2026; that an investment in Tether XAU₮ tokens will retain real long-term value storage via a practical mechanism for gold-denominated investment returns; the Company's pipeline of near-term development assets, and expected expansions at producing assets; and future financial strength.

Financial outlook contained in this news release includes: the Company's 2025 cash position of approximately US$53 million (as the Company's audited annual financial statements are not yet completed).

Forward-looking statements and information (including financial outlook) are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein. Such assumptions, risks and uncertainties include: that the audited annual financial statements will accord with projections or expectations; that anticipated growth to support continued payment of dividends will be realized; the ability of the Company to identify and contract with a third party to administer the purchase of Tether XAU₮ token on behalf of certain qualifying registered shareholders; laws governing the purchase and sale of the Tether XAU₮ token in jurisdictions in which the Company operates and in which shareholders reside and the ability of the Company and Tether Gold to comply therewith; whether or not the election to direct cash dividends to purchase the Tether XAU₮ token will be available to registered shareholders in any particular jurisdiction (including the United States); that the Company's rate of growth in financial metrics will continue as expected; the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Royalty will receive royalties; risks related to international operations; government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of any pandemic, epidemic or other health emergency; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions and securities law restrictions; market and regulatory reaction to the Company's plans and policies; competition; loss of key employees; and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2024, and the annual information form of EMX Royalty Corporation (a wholly-owned subsidiary of the Company) for the year ended December 31, 2024. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V) or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com